

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 22, 2012

<u>Via E-Mail</u>
Mr. Mark Dillon
Chief Executive Officer
Golden Growers Cooperative
112 Roberts Street North
Suite 111
Fargo, North Dakota 58102

  **Re: Golden Growers Cooperative
    Form 10-K for the year ended December 31, 2011
    Filed March 30, 2012
    File No. 000-53957**

Dear Mr. Dillon:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Linda Cvrkel

        Linda Cvrkel
        Branch Chief